

23 June 2005

Securities Exchange Commission
450 Fifth Street N.W.
Washinginton DC 20549
USA



Dear Sirs,

WEMBLEY PLC

Enclosed is a copy of the Circular to Shareholders concerning 'Proposed Sale of US Gaming Division to BLB Worldwide Holdings, Inc., related purchase of our shares and authority to pay a Special Dividend and Notice of Extraordinary General Meeting.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,



Eric Tracy
Director

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone: 020 8902 8833 Fax: 020 8900 1046
e-mail: corporate@wembleyplc.com
Website: www.wembleyplc.com

Wembley plc Registered Office as above Registered number 226267 England

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all of your shares in Wembley, please forward this document and the accompanying Form of Proxy as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Hawkpoint Partners Limited and Merrill Lynch International, both of whom are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Wembley and no one else in connection with the matters referred to in this document and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint Partners Limited and Merrill Lynch International respectively, nor for advising any other person in relation to the contents of this document or any matter referred to herein.



WEMBLEY PLC

PROPOSED SALE OF US GAMING DIVISION TO BLB WORLDWIDE HOLDINGS, INC.,

RELATED PURCHASE OF OWN SHARES

AND

AUTHORITY TO PAY A SPECIAL DIVIDEND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Your attention is drawn to the letter from the Chairman of Wembley which is set out on pages 4 to 13 of this document and which recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

A notice of an Extraordinary General Meeting of Wembley to be held at Wembley Plaza Hotel, Empire Way, Wembley HA9 8DS at 10:00 a.m. on 18 July 2005 is set out at the end of this document.

A Form of Proxy for use at the Extraordinary General Meeting is enclosed. Shareholders are requested to complete and return the Form of Proxy, whether or not they intend to be present. To be valid, the Form of Proxy should be completed and returned to the Company's Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible and in any event so as to be received no later than 10:00 a.m. on 16 July 2005. Completion and return of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting.

CONTENTS

SUMMARY OF KEY POINTS		2
INDICATIVE TIMETABLE OF PRINCIPAL EVENTS		3
PART I	Letter From The Chairman Of Wembley plc	4
PART II	Summary Of The Principal Terms Of The Transaction And The Long Term Deal	14
PART III	US Gaming Division — Financial Information	18
PART IV	Additional Information	21
DEFINITIONS		30
NOTICE OF EXTRAORDINARY GENERAL MEETING		33

SUMMARY OF KEY POINTS

On 8 February 2005, the Board of Wembley announced that it had agreed to sell the Company's US Gaming Division to BLB Worldwide and to repurchase BLB's approximate 22 per cent. shareholding in Wembley. The main purpose of this document is to outline the terms of the Proposed Sale and Share Repurchase and to seek Shareholder approval for them at an Extraordinary General Meeting which will take place on 18 July 2005.

The Transaction is conditional upon, inter alia, legislation setting out the terms of the Long Term Deal for the Lincoln Park operation being enacted by the Rhode Island Senate, House of Representatives and Governor, upon the requisite regulatory clearances being received from the Rhode Island Lottery Commission and Department of Business Regulation and upon BLB entering into a definitive financing agreement with its lenders and receiving funding thereunder. Notwithstanding that the Rhode Island Senate has passed legislation approving the Long Term Deal in terms which the Rhode Island Governor has publicly supported and that regulatory clearance has been received from the Rhode Island Department of Business Regulation, passage of the Long Term Deal enabling legislation by the Rhode Island House of Representatives remains highly uncertain. The Board will make an announcement upon any decision by the House of Representatives. If any of the outstanding conditions (including passage of the Long Term Deal enabling legislation by the House of Representatives) are not satisfied and Closing has not occurred by 30 June 2005, BLB (as well as Wembley) has the right to terminate the Stock Purchase Agreement. Notwithstanding the uncertainties with respect to the enactment of the Long Term Deal enabling legislation, the Board is despatching this document to Shareholders at this time in order to be able to achieve Completion of the Transaction as expeditiously as possible if such legislation is enacted.

If Shareholders approve the Transaction and it completes as envisaged, it will generate cash proceeds of approximately $339 million before transaction expenses and after the repurchase of BLB's shareholding in Wembley (before deducting $5 million of working capital which is required to be retained by the US Gaming Division pursuant to the terms of the Proposed Sale). In such circumstances, the Group will cease to have any trading operations from such time (having sold the UK Gaming Division in March 2005), and the expectation is that all surplus cash will be returned to Shareholders in due course.

The Board has received advice on the options available to it and has concluded that the most efficient way of returning capital to Shareholders would be by means of a solvent members' voluntary winding-up of the Company. The Board intends that, as a first step, a proportion of the surplus cash will be returned to Shareholders by the payment, following Completion, of a Special Dividend of up to 325 pence per Share, and Shareholders are being requested to authorise the Board at the Extraordinary General Meeting to pay such a Special Dividend.

If Shareholders approve the Transaction and it completes as envisaged, the Board intends to write to Shareholders with details of the Proposed Winding-Up, which will be subject to Shareholder approval at a subsequent extraordinary general meeting of the Company. On the commencement of the Proposed Winding-Up, control of Wembley would move from the Board to the appointed liquidators (who would then have responsibility for satisfying all of the Company's outstanding liabilities and for returning all remaining surplus cash to Shareholders). The Board anticipates a cash return to Shareholders (excluding BLB, whose shares in the Company would have been repurchased and cancelled by this stage) of between 840 and 880 pence per Share in total (including the Special Dividend) by the time the Proposed Winding-Up has completed. This range is subject to a number of assumptions and uncertainties which are set out in paragraph 8 of Part I of this document, including the exchange rate at which the US dollar proceeds of the Proposed Sale are converted into pounds sterling.

At the same time as the Board writes to Shareholders with proposals to wind up the Company, it will also seek Shareholder approval, subject to the commencement of the Proposed Winding-Up, to delist Wembley's shares from the Official List of the UKLA, as a result of which the Company's shares would cease to be traded on the London Stock Exchange.

The retrial of the Lincoln Park Litigation is expected to commence in mid-July 2005. If the Transaction does not complete and if Lincoln Park, Inc. is convicted at the retrial then, in addition to a fine of up to $3 million, there would likely be adverse repercussions with Lincoln Park, Inc.'s regulators at the Rhode Island Lottery Commission and/or the Rhode Island Department of Business Regulation, which could adversely affect the Group's ability to operate Lincoln Park. The Board believes that if any of the conditions to Closing (including Shareholder approval at the EGM) are not satisfied and the Transaction does not therefore proceed, the Group would accordingly face an uncertain future and that the amount and timing of any return of cash to Shareholders, through future dividends or otherwise, would also be uncertain. The Board has concluded, therefore, that the Transaction is in the best interests of Shareholders as a whole.

Shareholders should read the whole of this document before taking any decision.

INDICATIVE TIMETABLE OF PRINCIPAL EVENTS

This indicative timetable assumes that legislation approving the Long Term Deal has been enacted before the EGM. Should such enactment not have occurred before the EGM, the subsequent dates in this indicative timetable may no longer be applicable.

	2005
Latest time and date for receipt of Forms of Proxy	10:00 a.m. on 16 July
Extraordinary General Meeting	10:00 a.m. on 18 July
Expected Closing of the Proposed Sale and completion of the Share Repurchase	19 July
Expected despatch of circular to Shareholders concerning the Proposed Winding-Up of the Company and delisting of the Company's Shares	Late July
Expected payment date for the Special Dividend	Mid-August
Expected extraordinary general meeting to consider the Proposed Winding-Up of the Company and cancellation of Listing	Mid-August
Expected cancellation of Listing if (and only if) the Proposed Winding-Up has commenced	Mid-September
Expected first interim payment by the proposed liquidators following commencement of the Proposed Winding-Up of the Company	October/November

All references to time in this document are to London time.

PART I

LETTER FROM THE CHAIRMAN OF WEMBLEY PLC

Wembley plc

Registered office:
Elvin House
Stadium Way
Wembley HA9 0DW
(Registered in England and Wales, No. 226267)

Directors:
Claes Hultman (*Chairman*)
Mark Elliott (*Chief Executive*)
Eric Tracey (*Finance Director*)
Neil Chisman (*Non-Executive Director*)
Peter Harris (*Non-Executive Director*)
Robert Liguori (*Non-Executive Director*)

23 June 2005

Dear Shareholder

Proposed Sale of US Gaming Division to BLB Worldwide, Related Purchase of Own Shares and Authority to Pay a Special Dividend

1. Introduction

On 8 February 2005, the Board of Wembley announced that it had agreed to sell the Company's US Gaming Division to BLB Worldwide and to repurchase BLB's approximate 22 per cent. shareholding in Wembley. The net cash purchase price payable is $339 million (after taking into account the cost of the Share Repurchase), subject to the adjustments which are described in paragraph 1.3 of Part II of this document. Based on the Company's current issued share capital (but excluding BLB's shareholding), the net purchase price equates to $12.13 (approximately 666 pence) per Share. The gross purchase price payable before taking into account the cost of the Share Repurchase is $455 million, subject to adjustments.

The Transaction is conditional upon, inter alia, legislation setting out the terms of the Long Term Deal for the Lincoln Park operation being enacted by the Rhode Island Senate, House of Representatives and Governor, upon the requisite regulatory clearances being received from the Rhode Island Lottery Commission and Department of Business Regulation and upon BLB entering into a definitive financing agreement with its lenders and receiving funding thereunder. Notwithstanding that the Rhode Island Senate has passed legislation approving the Long Term Deal in terms which the Rhode Island Governor has publicly supported and that regulatory clearance has been received from the Rhode Island Department of Business Regulation, passage of the Long Term Deal enabling legislation by the Rhode Island House of Representatives remains highly uncertain. The Board will make an announcement upon any decision by the House of Representatives. If any of the outstanding conditions (including passage of the Long Term Deal enabling legislation by the House of Representatives) are not satisfied and Closing has not occurred by 30 June 2005, BLB (as well as Wembley) has the right to terminate the Stock Purchase Agreement. Notwithstanding the uncertainties with respect to the enactment of the Long Term Deal enabling legislation, the Board is despatching this document to Shareholders at this time in order to be able to achieve Completion of the Transaction as expeditiously as possible if such legislation is enacted.

Subject to Resolution 1 being passed at the EGM to approve the Transaction and to the satisfaction of the other conditions described below under the heading "Principal terms and conditions of the Transaction", Closing of the Proposed Sale is expected to occur as soon as practicable after the EGM, with completion of the Share Repurchase expected to follow immediately thereafter.

The purpose of this document is to give further information on the background to and the terms and conditions of the Transaction, to explain a proposal to authorise the Board to pay a Special Dividend of up to 325 pence per

Share to Shareholders following Completion of the Transaction and to outline why the Board believes such proposals to be in the best interests of Shareholders as a whole.

In view of the size of the Proposed Sale in relation to the Group, the fact that both the Proposed Sale and the Share Repurchase constitute transactions with a related party under the Listing Rules (because BLB is a major shareholder in the Company) and the requirement for a special resolution to approve the proposed Share Repurchase, the Transaction is conditional upon the approval of Shareholders (other than BLB). BLB will abstain, and has undertaken to the Company to take all reasonable steps to ensure that its associates will abstain, from voting at the EGM.

If Shareholders approve the Transaction and the Transaction completes as envisaged, the Group will cease to have any trading operations from such time. In such event, your Board proposes to pay the Special Dividend and Shareholders will be asked to authorise at the EGM the payment of such Special Dividend. The Board also intends to write to you following Completion to seek Shareholder approval for a Proposed Winding-Up of the Company, pursuant to which all surplus cash would be returned to Shareholders. At the same time that Shareholder approval is sought for the Proposed Winding-Up, Shareholder approval would also be sought to delist the Company's Shares from the Official List of the UKLA 20 business days after such Proposed Winding-Up takes effect, with the listing being suspended from the commencement of the Proposed Winding-Up.

If Shareholders do not vote in favour of the Transaction at the EGM by the requisite majority, the Transaction will not complete and the Board will not pay a Special Dividend nor seek Shareholder approval for the Proposed Winding-Up. Accordingly, the Company's Shares would remain admitted to the Official List of the UKLA in such circumstances. In addition, if the Transaction does not complete because the Shareholder approval condition or any other condition to Closing is not satisfied as required, then the US Gaming Division would remain part of the Group and the Group would continue to operate its licensed facility at Lincoln Park. In such event, if Lincoln Park, Inc. is subsequently convicted in the Lincoln Park Litigation (described in detail below under the heading "Lincoln Park Litigation") then there would likely be adverse regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park, Inc.'s video lottery and racing licences, which could adversely affect the Group's ability to operate Lincoln Park. There would be no such repercussions if the Group were no longer the operator of the Lincoln Park facility, as it would no longer hold these licences.

If Shareholders do not approve the Proposed Winding-Up of the Company when requested to do so, it is likely that a substantial amount of tax will be payable on the proceeds received from the Proposed Sale with the result that the amount of surplus cash available to be returned to Shareholders would be substantially reduced and any distribution of funds is likely to be significantly delayed.

I set out further details of the Proposed Winding-Up and the proposed delisting of the Company's Shares below under the heading "Special Dividend Proposal and Proposed Winding-Up."

2. Background to and reasons for the Transaction

In 2002, Wembley concluded a programme to dispose of its non-core assets and became a focused track-based gaming group highly dependent upon its Lincoln Park operation in Rhode Island. As a consequence of the risks associated with being so reliant on a single profit source, the Board concluded that it would be in the best interests of Shareholders to explore a possible sale of the Group. Following discussions in 2003 with a number of parties interested in acquiring some or all of the Group's assets, the Board announced in January 2004 the terms of a recommended cash offer for the Company by MGM MIRAGE at a price of 750 pence per share, plus a share in a new company created to separate the Lincoln Park Litigation from the business being acquired by MGM MIRAGE.

Subsequently BLB, which had by that stage acquired approximately 22 per cent. of Wembley's issued share capital at 800 pence per share, outbid MGM MIRAGE, culminating in a recommended offer on 1 May 2004 to acquire all the remaining shares in the Company at a price of 860 pence per share in cash, plus a contingent entitlement dependent on the outcome of the Lincoln Park Litigation. On 5 July 2004, BLB announced that it was allowing its offer for Wembley to lapse on the basis that it had not received valid acceptances in respect of at least 90 per cent. of the shares to which the offer related, as required under the terms of the offer; BLB also cited as a reason for allowing its offer to lapse, that the political environment in which Lincoln Park was operating had become highly uncertain.

After BLB's offer lapsed, the Board stated that it remained committed to maximising value for Shareholders. In this regard, the Company entered into a sale process for its UK Gaming Division, which culminated in March 2005 with the sale of GRA Limited, the owner of the UK Gaming Division, to GRA Acquisition Limited, a company formed by Risk Capital Partners, for approximately £49 million. In addition, confidential discussions

were held between Wembley and BLB regarding a possible sale of the US Gaming Division. These discussions culminated in the announcement of the Transaction on 8 February 2005, which Shareholders (other than BLB) are now being asked to approve.

3. The Lincoln Park Litigation

The Transaction should also be considered in the context of the Lincoln Park Litigation. In September 2003, an indictment was issued against the Company's US subsidiary, Lincoln Park, Inc. in Rhode Island, and two Wembley executives (who have since left the Group), following a US Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to a long-standing external legal attorney of Lincoln Park, Inc.. The indictment alleged that this constituted a conspiracy to improperly influence the actions of public officials.

In January 2004, when Lincoln Park, Inc. faced 16 charges, in order to facilitate the sale process referred to in paragraph 2 above, Lincoln Park, Inc. entered into an agreement with the US Attorney in Rhode Island which provided that, if Lincoln Park, Inc. were convicted on all the counts against it, the maximum aggregate fine that would be sought would be $8 million. This amount was transferred into an escrow account pending the trial.

In September 2004, a Federal Grand Jury in Rhode Island issued a superseding indictment, which replaced the indictment issued in September 2003. This superseding indictment contained 10 charges against Lincoln Park, Inc.. Otherwise, the substance of the charges against Lincoln Park, Inc. remained broadly the same.

The trial commenced on 31 January 2005, by which time the number of charges against Lincoln Park, Inc. had been further reduced to nine. On 24 February 2005, Lincoln Park, Inc. was acquitted of three of the nine charges against it, and the former Wembley executives were each acquitted of one of the charges against them. The Jury was unable to reach a verdict on the remainder of the charges and as a result a mistrial on those charges was declared. On 1 March 2005, the US Attorney in Rhode Island announced the intention to seek a retrial of the defendants on each of the charges on which the Jury had been unable to reach a verdict. The retrial is scheduled to commence in mid-July 2005 in Worcester, Massachusetts and is again expected to last approximately four weeks. The maximum fine to which Lincoln Park, Inc. may now be subject if it is convicted of all the remaining charges in the indictment is $3 million. In April 2005, the sum of $5 million plus accrued interest was therefore released to Lincoln Park, Inc. from the escrow account referred to above.

The Board remains of the view that the allegations are without foundation and Lincoln Park, Inc. and the former Wembley executives continue vigorously to defend themselves against the charges. Nonetheless, the Board has considered, inter alia, the potential impact of an adverse outcome at trial in assessing the terms and timing of the Transaction.

If the Transaction does not complete and if Lincoln Park, Inc. is convicted at trial then, in addition to a fine of up to $3 million, there would likely be adverse repercussions with Lincoln Park, Inc.'s regulators at the Rhode Island Lottery Commission and/or the Rhode Island Department of Business Regulation, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park, Inc.'s video lottery and racing licences. Such events could adversely affect the Group's ability to operate Lincoln Park.

4. Principal terms and conditions of the Transaction

(a) *The Proposed Sale*

The Proposed Sale is a disposal by the Company's wholly-owned subsidiary, Wembley Holdings, of the entire issued and outstanding share capital of its wholly-owned US subsidiary, Wembley, Inc.. The purchaser is BLB's wholly-owned US subsidiary, BLB Worldwide. The terms and conditions of the Proposed Sale are contained in a Stock Purchase Agreement dated 7 February 2005 (as amended by Amendment Agreement No. 1 dated 6 April 2005 and Amendment Agreement No. 2 dated 21 June 2005), which is summarised in Part II of this document.

Closing of the Proposed Sale was expressed to be subject to the satisfaction of a significant number of conditions, including the Long Term Deal enabling legislation being enacted by the Rhode Island State Legislature and the Rhode Island Governor, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators, BLB entering into a definitive financing agreement with its lenders and receiving funding thereunder and approval of the Proposed Sale by Wembley's Shareholders.

Wembley understands that BLB's financing will be subject to customary financing conditions for a transaction of this kind. In particular, if there is a material adverse change with respect to Wembley, Inc. and its subsidiaries (as

defined in paragraph 1.4 of Part II of this document), then BLB's lenders will have the right to terminate the financing and BLB may not then be in a position to complete the Proposed Sale.

Wembley has also agreed that prior to the Closing of the Proposed Sale it will reorganise its US operations to exclude Lincoln Park, Inc. (the entity subject to the indictment in the Lincoln Park Litigation), but not the Lincoln Park operations and business, from the US Gaming Division. The relevant companies within the Group are expected to enter into a number of contracts to bring about this reorganisation immediately prior to Closing and these agreements are described in more detail in Part IV of this document under the heading "Lincoln Park Reorganisation".

The Stock Purchase Agreement contains customary representations and warranties for a transaction of this kind. Such representations and warranties do not survive Closing, so the only remedy which BLB would have for any breach of these representations and warranties (absent fraud or wilful or intentional misrepresentation) would be to terminate the Proposed Sale prior to Closing if such breach would reasonably be expected to have a material adverse effect on Wembley, Inc. and its subsidiaries taken as a whole.

The aggregate gross purchase price for the US Gaming Division is $455 million, of which $339 million will be paid to Wembley Holdings in cash at Closing, subject to adjustment to the extent that there is more or less than $5 million in aggregate of cash in the balance sheet of Wembley, Inc. and its subsidiaries at Closing. An adjustment will also be made, either to decrease the purchase price to the extent that Wembley, Inc. and its subsidiaries' accounts receivable net of accounts payable is less than minus $1 million or to increase the purchase price to the extent that such accounts receivable net of accounts payable is greater than $3 million (the adjustments described in this paragraph are referred to hereafter as the "**Contractual Adjustments**").

The remaining portion of the purchase price is to be satisfied by the delivery by BLB to Wembley Holdings of a promissory note in the sum of up to $116 million. The amount due under the promissory note is to be netted off in full against the Share Repurchase Price.

(b) ***Share Repurchase***

The Company has agreed in the Stock Purchase Agreement to seek Shareholder approval to carry out the Share Repurchase. The Share Repurchase Agreement is summarised in Part II of this document.

If the Share Repurchase Agreement is entered into, Wembley will only become bound to repurchase BLB's shares in the Company on delivery to Wembley Holdings of a promissory note from BLB in the sum of up to $116 million and upon the Board resolving to authorise the Share Repurchase on the basis that the Company has sufficient distributable reserves to do so.

The promissory note is to be delivered or caused to be delivered by BLB as soon as practicable if and after the Share Repurchase Agreement has been entered into. Wembley Holdings will assign the right to receive that promissory note to the Company in exchange for a payment from the Company to Wembley Holdings of an equivalent amount, which will be left outstanding as an inter-company balance. Upon completion of the Share Repurchase Agreement, the Company will utilise the promissory note to pay the Share Repurchase Price in full.

The Retained Group will accordingly achieve net proceeds from the Transaction (subject to adjustments) of $339 million, with BLB's approximate 22 per cent. shareholding in Wembley having been repurchased and cancelled.

5. Information on the US Gaming Division

The US Gaming Division comprises Wembley's operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of 3,002 VLTs. Lincoln Park also stages live greyhound-racing at its track, as well as providing betting opportunities on televised greyhound and horse-racing. The Colorado business owns and operates three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation.

A summary of the financial results of the US Gaming Division is presented in the table below. This information has been extracted without material adjustment from the audited accounts of Wembley for each of the financial years shown. Shareholders should read the whole of this document and not just rely on the information summarised in the table below.

	Year ended 31 December		
	2004	2003	2002
	£m	**£m**	**£m**
Turnover	69.4	72.4	76.7
Operating profit before exceptional items and management charges	31.3	34.4	37.9
	$m	**$m**	**$m**
Turnover	127.1	118.4	115.1
Operating profit before exceptional items and management charges	57.4	56.3	56.9
Key statistics:			
Average exchange rate (UK£1:US$)	1.83	1.64	1.50
Average weekly VLT revenue ($'m)	5.8	5.1	4.5
Weighted average number of VLTs	2,482	2,160	1,700

As at 31 December 2004, the US Gaming Division had net assets of £91.4 million (excluding all inter-company and cash balances).

The financial information set out below in this paragraph 5 has been extracted without material adjustment from the accounting records of the US Gaming Division. Again, Shareholders should read the whole of this document and not just rely on the information summarised below.

Trading at Lincoln Park has been broadly in line with expectations in 2005. Average weekly VLT revenue for the period ended 11 June 2005 was up 10.3 per cent. at $6.4 million, compared to $5.8 million in the corresponding period of 2004 and $5.8 million for 2004 as a whole. The increase in VLT revenue is largely attributable to 221 additional VLTs which were only introduced mid-way through the first quarter of 2004 and a further 459 VLTs which were introduced at the end of April 2005, giving a weighted average number of VLTs for the period to 11 June 2005 of 2,663 (corresponding period of 2004: 2,421).

On 29 April 2005, following six months of refurbishment work at a cost of around $6.2 million, a new gaming area was opened at Lincoln Park. This new area facilitated the introduction of the remaining 459 authorised VLTs. Lincoln Park now operates all of the 3,002 permitted VLTs.

In operating profit terms, the growth in VLT revenue so far this year has been largely mitigated by the previously announced reduction in Lincoln Park's share of this revenue to an effective rate of 26 per cent. (first six months of 2004: 27 per cent.) and increased operational costs following the opening of the new gaming area. The State of Rhode Island determines Wembley's share of the VLT revenue on an annual basis as part of the State Budget. As a consequence, for the five months ended 31 May 2005, US dollar denominated operating profit is broadly in line with that achieved in the corresponding period of 2004. However, taking into account the continued strength of sterling in 2005, sterling denominated profits from the US Gaming Division are lower than in the corresponding period of 2004.

Capital expenditure of approximately $10 million has been incurred in the five month period ended 31 May 2005, primarily on the refurbishment of the new gaming area at Lincoln Park and on the upgrading of fire detection and prevention systems in response to new fire safety regulations that come into effect in Rhode Island on 1 July 2005.

Revenues from the racing operations at both the Colorado and Lincoln Park tracks have continued to decline in 2005. At Lincoln Park, adverse weather conditions resulted in the cancellation of a number of live races in January and March. An outbreak of kennel cough also resulted in the cancellation of live racing from 16 April through to 29 May 2005, significantly reducing betting revenue.

Lincoln Park, Inc. has recently agreed to pay an administrative assessment of around $763,000 to the Rhode Island Department of Business Regulation to resolve a dispute concerning the application of Rhode Island's cheque cashing statute to certain of Lincoln Park, Inc.'s activities.

Harrah's Entertainment, Inc. and the Narragansett Indian Tribe have continued to promote the development of a casino in Rhode Island. Draft legislation to allow a public referendum later this year on whether a casino should be allowed in the State was presented to the Rhode Island Supreme Court in May 2005 by the Rhode Island House of Representatives for an advisory opinion as to its constitutionality prior to the bill being considered by the Rhode Island State Legislature. Oral argument is scheduled for 15 August 2005. It is not possible to predict when the Rhode Island Supreme Court will issue its opinion. If approval for the building of a casino is given and a new casino is built, the Lincoln Park facility will be subject to increased competition in the market in which it operates.

Further financial information regarding the US Gaming Division is contained in Part III of this document.

6. Information on BLB

BLB is a joint venture of affiliates of Kerzner International Limited (an international developer and operator of destination resorts and casinos), affiliates of Starwood Capital Group Global, LLC (a US based investment firm) and Waterford Group, LLC (a US operator and developer of gaming and hospitality properties).

7. Information on the Retained Group

Since the completion of the sale of GRA Limited in March 2005, Wembley has not had any trading operations in the UK and upon the Closing of the Proposed Sale, the Retained Group will have no trading operations and the Board intends to wind up the Company as soon as possible thereafter. Further information relating to the assets and liabilities of the Retained Group and the Proposed Winding-Up are set out in paragraph 8 below.

8. Special Dividend Proposal and Proposed Winding-Up

The Transaction will generate cash proceeds of approximately $339 million before Contractual Adjustments and transaction expenses and after the repurchase of BLB's shareholding in Wembley. The Board has received advice on the options available to it and has concluded that the most efficient way of returning capital to Shareholders would be by means of a solvent members' voluntary winding-up of the Company. The Board intends that, as a first step, a proportion of the surplus cash will be returned to Shareholders by the payment following Closing of a Special Dividend of up to 325 pence per Share (further details of which are set out below under the heading "Special Dividend Proposal"). All remaining surplus cash will be returned to Shareholders through the Proposed Winding-Up.

Your Board intends to write to Shareholders following the Closing with further details of the Proposed Winding-Up which will be subject to Shareholder approval at a subsequent extraordinary general meeting of the Company. On the commencement of the Proposed Winding-Up, control of Wembley would move from the Board to the appointed liquidators. Shareholders should note therefore that if the Proposed Winding-Up is commenced, all distributions thereafter would be a matter for the liquidators and the Board cannot guarantee that the liquidators would return cash as described in this document.

Your Board has already carried out a preliminary assessment of the amount which might be available for distribution to Shareholders and has also consulted with Jeremy Spratt and Finbarr O'Connell of KPMG LLP, the proposed liquidators, in this regard.

Range of Return to Shareholders

Assuming that Shareholders approve the Transaction at the EGM, the Transaction completes as envisaged and Shareholders approve the Proposed Winding-Up, the Board anticipates a cash return to Shareholders (excluding BLB, whose shares would by then have been repurchased and cancelled) of between 840 and 880 pence per Share in total (including the Special Dividend).

This anticipated range of return has been estimated by the Board, taking into account the following assumptions:

(a) that the net cash proceeds of the Transaction (being $339 million before Contractual Adjustments and transaction expenses and after taking into account the cost of repurchasing BLB's approximate 22 per cent. shareholding) will be converted upon receipt into sterling at an exchange rate of £1: $1.82. If the Long Term Deal enabling legislation is enacted, Wembley may enter into a forward exchange contract in expectation of receipt of the sale proceeds to protect against exchange rate volatility. In addition, Wembley has purchased a foreign exchange option at a cost of £0.5 million to protect against the £/$ exchange rate moving above £1:$1.835 before 6 July 2005 when the option will expire. Assuming that Wembley enters into a forward exchange contract prior to the expiry of the option, the downside

exchange rate risk is accordingly capped at $0.015 (being the difference between the assumed rate of £1:$1.82 and the option rate of £1:$1.835); subject to this, each $0.01 of exchange rate movement equates to a movement of between 3 and 4 pence per Share in the range set out above;

(b) that prior to the payment by the proposed liquidators of any distributions to Shareholders in the Proposed Winding-Up, the Company will be in receipt of interest on its cash balances including the net cash proceeds referred to in (a) above but after payment of the Special Dividend. The exact amount of interest received will depend upon prevailing interest rates and the period which elapses until the first interim payment to Shareholders by the proposed liquidators. No account has been taken of the amount of any interest which may be earned after the first interim payment by the proposed liquidators;

(c) that (in line with advice received by the Board) no corporation tax on capital gains should be payable by the Company or Wembley Holdings following the Proposed Sale as an exemption therefrom should be available under Schedule 7AC of the Taxation of Chargeable Gains Act 1992, provided that the winding-up of Wembley is commenced as soon as reasonably practicable following completion of the Proposed Sale (the **"Substantial Shareholding Exemption"**). Guidance has been sought and received from the Inland Revenue that the qualifying conditions for the exemption should then have been satisfied. Were such exemption not to be available, it is estimated that around £40 million of tax would be payable on the proceeds of the Proposed Sale, representing approximately 150 pence per Share (excluding BLB's shareholding in the Company); and

(d) that no unexpected liabilities or claims will arise during the winding-up process or come to the attention of the proposed liquidators or the Board after the date of this document. Were any such liabilities or claims to arise, the liquidators might reduce the amount available to be returned to Shareholders.

There can be no certainty, therefore, that the actual amount returned to Shareholders will be within the range of 840 to 880 pence per Share, nor can any assurance be given as to the timing of any distributions by the proposed liquidators.

Uncertainties affecting the amount to be returned

Even if the assumptions underlying the anticipated range of 840 to 880 pence per Share are correct, any return to Shareholders within that range will be dependent on the outcome of a number of uncertainties, as follows:

(i) cash balances and ongoing cash receipts — Shareholders will benefit from any surplus cash (in excess of the $5 million of working capital to be retained within the US Gaming Division at Closing) generated prior to Completion of the Transaction plus interest generated on the Company's cash balances through to the expected date of the first interim distribution by the proposed liquidators, in total estimated at approximately £3.5 million. This will be in addition to the cash balance existing at 31 May 2005 of approximately £83.6 million;

(ii) transaction and liquidation costs — the anticipated net cash proceeds of the Transaction are shown before taking into account transaction and liquidation costs, estimated to be in the region of £6 million, of which approximately £1 million was paid prior to 31 May 2005;

(iii) Wembley's statutory contribution obligations on a wind-up of the Group's defined benefit pension scheme — the Group's defined benefit pension scheme will be wound-up. Following discussions with insurers, the additional cost to Wembley of meeting its statutory contribution obligations on a wind-up of the scheme is estimated to be in the region of £12 million (including costs of winding-up the scheme). The final cost will depend primarily on market fluctuations in respect of the value of scheme assets and annuity costs between now and the date Wembley's statutory contribution obligations arise and the conclusion of a process to determine the accuracy of the underlying data held by the scheme administrator, upon which the quotes from insurers have been based. The trustees of the scheme have requested that a further £2 million be placed in escrow to cover any adverse change in the estimated cost of closing the scheme. Members' rights will be secured through transfers to other pension schemes or through the purchase of annuities and deferred annuities from an insurance company when the scheme is wound-up. It is also assumed that as a consequence of the closure of the scheme, the prepayment of £16 million shown in the 31 December 2004 balance sheet will be written off, to the extent not already written off as a result of the adoption of Financial Reporting Standard 17 under UK GAAP and the sale of the UK Gaming Division. These accounting adjustments result in no additional cash cost to the Group;

(iv) result of the retrial in the Lincoln Park Litigation — in addition to further legal costs now being incurred in respect of the forthcoming retrial which are estimated to be around $1 million, there remains the possibility of a fine of up to $3 million in the event of a conviction of Lincoln Park, Inc.. There is also the possibility of further legal costs in relation to further retrials and/or appeals. Recovery of some amounts may be possible under Wembley's directors' and officers' liability insurance policy;

(v) closure of the head office function in the UK — costs will primarily include bonuses and redundancy costs and the cost of the short-term incentive plan referred to in paragraph 9 below payable to head office employees of around £3 million, and the costs of settlement of all Company liabilities, such as lease obligations and the implementation of appropriate directors' and officers' liability insurance arrangements, of around £2 million;

(vi) share options — at 17 June 2005, current and former employees of the Group held options over approximately 0.9 million Shares. It is expected that 0.1 million of these options will be exercised at an average exercise price of around 630 pence per Share. The exercise of these options will therefore generate additional cash for the Company of approximately £0.6 million. However, the additional Shares in issue resulting from the exercise of these options will reduce the net proceeds per Share receivable upon the Proposed Winding-Up; and

(vii) a contingency of £2.5 million - £5.5 million (around 8 - 20 pence per Share) has been provided to cater for unforeseen events.

Special Dividend Proposal

Assuming that Shareholders approve the Transaction and the Transaction completes as envisaged, your Board is proposing to pay a Special Dividend to Shareholders of up to 325 pence per Share as soon as reasonably practicable thereafter, provided that it is determined by the Directors to be prudent to do so based on the information available to them at that time and provided also that the Company has sufficient profits available for distribution at that time.

In addition, because the Board views the Special Dividend as a significant step in the context of the overall return to Shareholders to be effected pursuant to the Proposed Winding-Up, the Company is seeking Shareholder approval for the payment of the Special Dividend, even though Shareholder approval is not strictly required for this interim dividend to be paid. **Your attention is drawn to Resolution 2 in the Notice of Extraordinary General Meeting included at the end of this document in this regard.**

BLB will not be entitled to any portion of the Special Dividend in respect of the Shares in the Company that it currently owns as they will have been repurchased and cancelled by this time.

United Kingdom Taxation

A guide to the general tax position at the date of this document of United Kingdom Shareholders receiving the Special Dividend and distributions from the proposed liquidators following commencement of the Proposed Winding-Up is set out in paragraph 7 of Part IV of this document.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.

Further distributions

The timing of any further distributions will be a matter, following the commencement of the Proposed Winding-Up, for the proposed liquidators. Distributions will depend upon how quickly outstanding claims on the Company can be settled, including the final resolution of outstanding tax matters.

Assuming that the Special Dividend is approved by Shareholders and an amount of 325 pence per Share is resolved to be paid by the Board and assuming that a resolution to commence the Proposed Winding-Up is passed by Shareholders, the Board, having consulted with the proposed liquidators, estimates that subject to the matters highlighted under the headings "Range of Return to Shareholders" and "Uncertainties affecting the amount to be returned" above, a first instalment of a further 325 pence per Share could be returned to Shareholders by the proposed liquidators within 8-12 weeks of the commencement of the Proposed Winding-Up, with the possibility of a larger first instalment (up to a further 150 pence per Share) if Wembley Holdings' 2005 tax return has been agreed by the time such payment is made. This is because the proposed liquidators will only know with certainty when such tax return has been agreed with the Inland Revenue that the Substantial Shareholding Exemption on the Proposed Sale is available as expected.

Shareholders should note that if Shareholder approval for the Proposed Winding-Up (proposals in respect of which are expected to be sent to Shareholders as soon as reasonably practicable following Closing) is not obtained, then the Board is unlikely to be in a position to distribute further sums to Shareholders pending the resolution of the uncertainty which would then ensue surrounding the Company's future and the risk that the Substantial Shareholding Exemption will be unavailable to the Company in connection with the Proposed Sale such that a significant amount of tax would then be payable by the Company as a consequence. Any eventual return to Shareholders would be significantly reduced as a direct result.

Delisting

At the same time as the Board writes to Shareholders with proposals to wind-up the Company, the Board will also seek Shareholder approval, subject to the commencement of the Proposed Winding-Up, to delist Wembley's Shares from the Official List of the UKLA, as a result of which the Company's Shares will cease to be traded on the London Stock Exchange. The current expectation is that the listing of the Shares will be suspended as soon as the proposed liquidators of the Company are appointed, and that delisting of the Shares would occur 20 business days thereafter.

9. Share Options

Optionholders who cease to be employed by the Group as a result of the Proposed Sale will, for a period of 12 months following the Proposed Sale (6 months in the case of options granted under the Wembley plc Savings Related Share Option Scheme) be entitled to exercise those of their options that are capable of being exercised in accordance with the rules of the relevant schemes.

The inherent gain in any options granted under the Wembley Share Option Schemes which remain unexercised at the time that the Special Dividend is paid will thereby be eliminated or substantially reduced. It is therefore anticipated that participants in the Wembley Share Option Schemes will not wish to exercise their options after the payment of the Special Dividend.

The Remuneration Committee recognises that, at a key time for Wembley, it is important to incentivise employees who will remain employed by Wembley following the Proposed Sale. The Remuneration Committee has therefore introduced a short-term cash incentive plan (the **"Incentive Plan"**) for certain Wembley employees which is designed to reward them for their significant contributions to the maximisation of value for Shareholders by way of both the Transaction and the Proposed Winding-Up. Further details of the Incentive Plan are set out in paragraph 3(d) of Part IV below.

10. Extraordinary General Meeting

You will find set out at the end of this document a notice convening an Extraordinary General Meeting to be held at Wembley Plaza Hotel, Empire Way, Wembley HA9 8DS at 10:00 a.m. on 18 July 2005, at which Resolution 1 to approve the Transaction will be put to Shareholders as a special resolution and Resolution 2 to authorise the Board to pay the Special Dividend will be put to Shareholders as an ordinary resolution. BLB will abstain, and has undertaken to the Company to take all reasonable steps to ensure that its associates will abstain, from voting at the EGM.

11. Action to be taken

Shareholders will find enclosed a pre-paid Form of Proxy for use at the EGM. Whether or not you intend to attend the EGM, you should complete and return the Form of Proxy by post or by hand (during normal business hours) to the Company's Registrars so as to arrive not later than 48 hours before the time for holding the Meeting. Completion and return of a Form of Proxy will not affect your right to attend and vote at the EGM, if you so wish.

12. Additional Information

Your attention is drawn to the additional information contained in the rest of this document.

If after reading this document you have any questions about the factual information set out in it or the procedure to be followed in relation to the proposals described, please ring the Shareholder Helpline on 0870 702 0199 for assistance. The Shareholder Helpline cannot provide financial or investment advice. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

13. Recommendation

The Board, which has been so advised by Hawkpoint Partners Limited, considers the terms of the Transaction and the Special Dividend Proposal to be fair and reasonable so far as Shareholders are concerned and to be in the best interests of the Shareholders as a whole. In addition, the Board has received financial advice from Merrill Lynch International in relation to the Transaction and the Special Dividend Proposal. In providing advice to the Board, Hawkpoint Partners Limited and Merrill Lynch International have taken into account the Directors' commercial assessment of the terms of the Transaction and the Special Dividend Proposal.

Accordingly the Board recommends Shareholders to vote in favour of the Resolutions, as the Directors intend to do in respect of their own beneficial holdings, amounting to approximately 0.2 per cent. of the issued share capital of the Company.

Yours faithfully



Claes Hultman
Chairman

PART II

SUMMARY OF THE PRINCIPAL TERMS OF THE TRANSACTION AND THE LONG TERM DEAL

1. THE PROPOSED SALE

1.1 The Stock Purchase Agreement, dated as of 7 February 2005 by and among BLB, BLB Worldwide, Wembley, Wembley Holdings and Wembley, Inc., (as amended by Amendment Agreement No. 1 dated 6 April 2005 and Amendment Agreement No. 2 dated 21 June 2005) provides for the disposal by Wembley Holdings of the entire issued and outstanding shares of capital stock of Wembley, Inc..

1.2 The consideration to be paid under the Stock Purchase Agreement is $455 million, subject to certain adjustments, and will be satisfied as follows:

(a) by the payment by BLB Worldwide to Wembley Holdings at Closing, of an aggregate cash amount of $339 million (the **"Closing Purchase Price Amount"**), subject to certain adjustments described in paragraph 1.3 below; and

(b) by the delivery to Wembley Holdings of a non-interest bearing promissory note of BLB made payable to the order of Wembley Holdings in the amount of up to $116 million after the Share Repurchase Agreement has been entered into and prior to Closing (the **"Deferred Purchase Price Amount"**).

The Closing Purchase Price Amount will be paid by wire transfer of immediately available funds at Closing. The Deferred Purchase Price Amount will be payable to the order of Wembley Holdings and will be netted off against the price at which BLB's shares in the Company are repurchased. The Deferred Purchase Price Amount will not be payable, and payment under the promissory note may not be demanded, other than through the netting-off procedure described in the immediately preceding sentence.

1.3 An adjustment will be made, either to decrease the Closing Purchase Price Amount to the extent that there is less than $5 million of cash in the balance sheet of Wembley, Inc. and its subsidiaries at Closing or to increase the Closing Purchase Price Amount to the extent that there is more than $5 million of cash in the balance sheet of Wembley, Inc. and its subsidiaries at Closing. An adjustment will also be made, either to decrease the Closing Purchase Price Amount to the extent that Wembley, Inc. and its subsidiaries' accounts receivable net of accounts payable is less than minus $1 million or to increase the Closing Purchase Price Amount to the extent that such accounts receivable net of accounts payable is greater than $3 million.

1.4 Closing is subject to the satisfaction of certain conditions precedent, including, inter alia, the following:

(a) clearance having been obtained (if required) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations thereunder;

(b) regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators having been received;

(c) the Transaction having been approved at the Extraordinary General Meeting;

(d) BLB Worldwide having entered into a definitive agreement to receive funding for the Proposed Sale and having received such funding;

(e) BLB having agreed a Long Term Deal for the Lincoln Park operation with the appropriate Rhode Island authorities and the Long Term Deal having been enacted by the Rhode Island State Legislature and the Rhode Island Governor;

(f) completion of the reorganisation of certain Wembley subsidiaries by way of the Lincoln Park Reorganisation to exclude Lincoln Park, Inc., the entity that is subject to the Lincoln Park Litigation, from the companies being sold. The Lincoln Park Reorganisation is described in paragraph 8 of Part IV of this document; and

(g) delivery of a joint certificate from Wembley, Wembley Holdings and Wembley, Inc. and its subsidiaries to BLB Worldwide dated the Closing Date indicating compliance with various conditions of the Stock Purchase Agreement.

In addition, BLB Worldwide will not be obliged to complete the Transaction if a material adverse change (**"MAC"**) with respect to Wembley, Inc. and its subsidiaries occurs prior to Closing. A MAC is defined in the Stock Purchase Agreement as (a) any materially adverse change in or materially adverse effect on the

business, assets, liabilities, results of operation or financial condition of Wembley, Inc. and its subsidiaries taken as a whole, (b) a materially adverse impact on Wembley, Inc. and its subsidiaries taken as a whole occurring as a result of a material adverse change in or materially adverse effect on the market for gaming and entertainment products and services in the United States or Rhode Island generally, (c) a materially adverse impact on Wembley, Inc. and its subsidiaries taken as a whole occurring as a result of a material adverse change in or materially adverse effect on the legal, political or regulatory environment generally with respect to the gaming and entertainment industry in jurisdictions in which Wembley, Inc. and its subsidiaries conduct their business or (d) any material disruption or material adverse change has occurred and is continuing in or affecting the financial, banking or capital market conditions generally or the markets for loans to or debt securities issued by companies similar to Wembley, Inc. and its subsidiaries specifically from those in effect on the date of the Stock Purchase Agreement that, individually or in the aggregate, would materially adversely affect the syndication under the agreement pursuant to which BLB Worldwide expects to receive funding for the Proposed Sale. A number of matters are specifically excluded from the definition of MAC, including a conviction of Lincoln Park, Inc. in the Lincoln Park Litigation provided that certain other conditions are satisfied on or prior to the Closing.

1.5 The Stock Purchase Agreement may be terminated at any time upon the occurrence of certain events, including, the following:

(a) by mutual agreement of the parties;

(b) if Closing has not occurred by 30 June 2005, so long as the failure of any party to fulfil any obligation under the Stock Purchase Agreement is not the cause of Closing not occurring on or before such date;

(c) if the Proposed Sale has not been approved by Shareholders at the Extraordinary General Meeting; or

(d) if Wembley, Wembley Holdings, Wembley, Inc. or its subsidiaries approves, recommends, accepts, or proposes to approve, recommend or accept, any alternative proposal from a third party to acquire at least twenty-five per cent. of the shares or assets of the Group or companies within the Group (but see further paragraph 1.9 below) or enters into or approves any letter of intent, agreement in principle or other agreement relating to any such alternative proposal.

(Amendment Agreement No.1 and Amendment Agreement No.2 were primarily entered into to amend the date which was originally in the Stock Purchase Agreement in respect of paragraph 1.5(b) above from 30 May 2005 to the current date of 30 June 2005).

1.6 The only remedy for any breach of the Stock Purchase Agreement prior to Closing (absent a wilful or intentional breach) is the termination of the Stock Purchase Agreement.

1.7 Wembley, Wembley Holdings and Wembley, Inc. have given customary representations and warranties to BLB and BLB Worldwide in relation to, inter alia, the business and affairs of the Company and its subsidiaries. These representations and warranties do not survive Closing and accordingly the only remedy for any breach of these representations and warranties (absent fraud or wilful or intentional misrepresentation) will be to terminate the Stock Purchase Agreement prior to Closing if such a breach would reasonably be expected to have a MAC on Wembley, Inc. and its subsidiaries taken as a whole.

1.8 Wembley, Wembley Holdings and Wembley, Inc. have agreed that, prior to Closing, the business of Wembley, Inc. and its subsidiaries will be conducted in the ordinary and usual course of business consistent with past practice and that none of Wembley, Inc. and its subsidiaries will, without the prior written consent of BLB Worldwide, inter alia, amend or restate its organisational or governing documents, authorise for issue or issue any capital stock, terminate any material contracts or incur indebtedness.

1.9 Subject to certain limitations, each of Wembley, Wembley Holdings and Wembley, Inc. has undertaken not to, and to cause its subsidiaries not to and to use its best efforts to cause its representatives not to, directly or indirectly, solicit, initiate or knowingly encourage or facilitate the making or submission of any proposal, inquiry or indication of interest with respect to any acquisition proposal from a third party, or initiate, participate or otherwise engage in any discussions or negotiations with any person in connection with any acquisition proposal or any inquiry with respect thereto, subject to the reasonable determination in good faith of Wembley's board of directors that any such proposal may be superior to that of BLB Worldwide as set forth in the Stock Purchase Agreement. Subject to certain limitations, each of Wembley, Wembley Holdings and Wembley, Inc. has undertaken not to, and to cause its subsidiaries and to use its best efforts to cause its representatives not to, directly or indirectly solicit, initiate or pursue or knowingly encourage or facilitate the making or submission of any proposal, inquiry or indication of interest with

respect to, or engage in any discussions or negotiations in connection with, any Long Term Deal with or on behalf of any third party.

1.10 Wembley, Wembley Holdings and Wembley, Inc. will cooperate with BLB and BLB Worldwide and use commercially reasonable efforts to take all appropriate action to make effective the transactions contemplated by the Stock Purchase Agreement and the other documents to be entered into pursuant to it. There are no break fees payable by any member of the Group in the event that the Transaction does not complete.

1.11 Wembley and Wembley Holdings have undertaken to BLB Worldwide that they will not, and will cause their subsidiaries not to, for a period of three years from the date of the Stock Purchase Agreement and within any jurisdiction or marketing area in the United States in which Wembley, Inc. or any of its subsidiaries is doing business, own, manage, operate or control (or participate in the ownership, management or control of or be connected in any manner with) any business of the type and character engaged in and competitive with that conducted by Wembley, Inc. or any of its subsidiaries on the Closing Date.

1.12 The Stock Purchase Agreement is governed by and construed in accordance with the laws of the State of New York.

2. THE SHARE REPURCHASE

2.1 The Share Repurchase Agreement is proposed to be entered into between Wembley and BLB. It will only become effective, and Wembley will only become bound to repurchase BLB's shares in the Company, upon:

(i) receipt by Wembley Holdings from BLB of a promissory note in the sum of up to $116 million; and

(ii) the Board resolving to authorise the Share Repurchase on the basis that the Company has sufficient distributable profits to do so.

2.2 Subject to the receipt of the promissory note from BLB, Wembley will purchase off-market BLB's shareholding in the Company (comprising 7,732,500 ordinary shares in the capital of the Company) for the sum of $116 million or approximately $15 per ordinary share (or such lesser amount as is equal to the distributable profits disclosed in the relevant accounts of the Company at the time the Share Repurchase is to occur).

2.3 The Share Repurchase Price shall be satisfied in full by netting-off the face value of the promissory note against it. If the Board determines that the extent of the Company's distributable reserves will only allow the Company to pay a Share Repurchase Price of less than $116 million, then that lesser price shall be the Share Repurchase Price. In any event, the Company shall only be entitled to demand payment under the promissory note of a sum equal to the Share Repurchase Price.

2.4 The Share Repurchase must take place by no later than 31 December 2006, failing which the Share Repurchase Agreement will lapse.

2.5 The Share Repurchase Agreement is governed by English law.

2.6 A copy of the draft Share Repurchase Agreement is available for inspection at the registered office of the Company and at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ from the date of this document until the EGM and at the EGM itself. At the EGM, Shareholders (other than BLB) will be asked to authorise Wembley's execution of the Share Repurchase Agreement on the terms set out in that draft document.

2.7 As required in these circumstances, BLB will abstain, and has undertaken to the Company to take all reasonable steps to ensure that its associates will abstain, from voting at the EGM.

2.8 Provided Resolution 1 is passed at the EGM, Wembley and BLB are obliged to enter into the Share Repurchase Agreement under the terms of the Stock Purchase Agreement.

3. LONG TERM DEAL

3.1 The following is a summary of the key components of the enabling legislation for the Long Term Deal relating to the owner of the Lincoln Park facility which has been passed by the Rhode Island Senate and is currently being considered by the Rhode Island House of Representatives:

(a) the Long Term Deal will take the form of a master contract (to be entered into following Closing) between the then operator of the Lincoln Park facility UTGR and the Rhode Island Lottery Commission;

(b) the master contract will have a term of 18 years;

(c) the master contract will allow a further 1,750 VLTs to be installed at the Lincoln Park facility in addition to the 3,002 VLTs currently licensed;

(d) UTGR will invest a minimum of $125 million within three years in improvements, renovations and additions to the Lincoln Park facility and thereafter shall maintain the Lincoln Park facility in a manner substantially consistent with first class casinos operated elsewhere in the United States of America;

(e) the Lincoln Park facility will receive 28.85 per cent. of the revenue attributable to the 3,002 VLTs currently operated and 26 per cent. of the revenue attributable to the additional 1,750 VLTs;

(f) the Lincoln Park facility will have tax parity with any new gaming facility in the State of Rhode Island unless that facility is owned or operated by UTGR. In the event that an owner of any new gaming facility operating in the State of Rhode Island is permitted to have an applicable tax rate structure imposed upon their gaming facility revenues that is less onerous or more favourable to such owner than that imposed at Lincoln Park, then UTGR's gaming facility revenues tax rate structure shall be adjusted to provide it with parity with such other gaming facility for all portions of the term during which such other gaming facility shall be operating;

(g) the State of Rhode Island will improve access from Route 146 (the nearest highway to the Lincoln Park facility) in order to provide direct access to and egress from Lincoln Park up to a maximum cost of $5 million so as to minimise the amount of motor vehicle traffic use and/or travel upon secondary roads and/or through residential neighbourhoods surrounding Lincoln Park. UTGR will provide and pay for the design of such improvements and will pay any costs in excess of the $5 million payable by the State of Rhode Island;

(h) no hotel will be constructed or operated at Lincoln Park and the owners of Lincoln Park will not own or operate an hotel in close proximity to Lincoln Park;

(i) Lincoln Park will not be marketed as a venue for conventions or events of the type which are part of the target market for the Rhode Island Convention Center Authority, the Providence Performing Arts Center or the Veterans Memorial Auditorium;

(j) an advisory committee of six members will be established to consider and advocate programs and initiatives to benefit all constituencies with an interest in the continued economic success of Lincoln Park and, in particular, the recommendation of steps to coordinate the operation of Lincoln Park with Rhode Island agencies to benefit both Lincoln Park and other Rhode Island-based businesses. Lincoln Park will provide one member to the committee;

(k) UTGR, BLB and their respective affiliates may not provide any financial support to the passage of any legislation or any voter referendum promoting or authorising the establishment of any additional gaming facilities in the State of Rhode Island. However if any such additional gaming facilities are authorised by the State of Rhode Island, UTGR will be permitted to: (i) participate in the ownership and operation thereof, unless such facility is located on Indian lands; and (ii) financially support the passage of any legislation and/or voter referendum promoting or authorising similar gambling facilities at Lincoln Park to those at such gaming facility;

(l) the Rhode Island Lottery Commission will have the authority to determine the placement and location of all VLTs at Lincoln Park; and

(m) the obligations of the State under the master contract are contingent upon Closing of the Proposed Sale.

PART III

US GAMING DIVISION — FINANCIAL INFORMATION

Basis of preparation

The financial information presented comprises the divisional profit and loss accounts and divisional balance sheet of the US Gaming Division. The financial information has been prepared in accordance with UK GAAP and the Company's accounting policies and is presented in pounds sterling.

The US Gaming Division is a trading division of the Company and separate consolidated accounts are not prepared. The financial information below has been extracted, without material adjustment, from the consolidation schedules used to prepare the audited financial statements of the Company for the years ended 31 December 2002, 2003 and 2004, each of which has been delivered to the Registrar of Companies. The auditors of the Company issued reports on each of these financial statements which were unqualified and did not contain a statement under Section 237(2) or (3) of the Act. The financial information set out below does not comprise statutory accounts within the meaning of Section 240 of the Act.

The average UK£:US$ exchange rates for each of the years ended 2002, 2003 and 2004 were respectively £1:$1.50, £1:$1.64 and £1:$1.83 and the exchange rate as at 31 December 2004 was £1:$1.92.

Profit and loss account

	Year ended 31 December		
	2002	2003	2004
	£'000	£'000	£'000
Turnover	76,650	72,385	69,370
Cost of sales	(32,785)	(31,905)	(32,346)
Gross profit	43,865	40,480	37,024
Administrative expenses	(7,249)	(15,446)	(24,776)
Operating profit:			
Operating profit before exceptional items and management fees	37,916	34,398	31,315
Management fees payable to Wembley plc	(900)	(2,158)	(2,257)
Exceptional items (see note 1 below)	(400)	(7,206)	(16,810)
Operating profit	36,616	25,034	12,248
Interest receivable and similar income	526	599	708
Interest payable and similar charges	(5)	(26)	(14)
Profit on ordinary activities before taxation	37,137	25,607	12,942
Tax on profit on ordinary activities	(14,227)	(12,190)	(10,472)
Profit for the financial year	22,910	13,417	2,470

Balance sheet

	As at 31 December 2004
	£'000
Fixed assets	
Tangible assets	97,140
Current assets	
Debtors: recoverable within one year	3,963
Cash at bank and in hand	11,298
	15,261
Creditors: amounts falling due within one year	(5,249)
Net current assets	10,012
Total assets less current liabilities	107,152
Provisions for liabilities and charges	(4,792)
Net assets (see note 2 below)	102,360
Shareholders' funds	102,360

Notes

1 Exceptional items

	Year ended 31 December		
	2002	2003	2004
	£'000	£'000	£'000
Costs in relation to the VLT initiative in Colorado	—	(4,300)	—
Provision for impairment of fixed assets in Colorado	—	(1,690)	(13,716)
Lincoln Park public relations activities	—	—	(552)
Costs in relation to the reorganisation of subsidiaries	—	—	(1,068)
Costs in relation to the indictment issued in Rhode Island	(400)	(1,216)	(1,474)
	(400)	(7,206)	(16,810)

Costs in relation to the VLT initiative in Colorado

In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US Gaming Division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising.

Provision for impairment of fixed assets in Colorado

A provision of £1.7m was made in 2003 against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value. A further provision of £13.7m was made in 2004 against the carrying value of the Colorado tangible and intangible fixed assets. This brought the carrying value of the Colorado fixed assets to $20 million, the Directors' estimated combined market value of these assets.

Lincoln Park public relations activities

Costs of £0.6m were incurred in 2004 in relation to both a public relations campaign run by Lincoln Park with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy, and the provisional assembly of a team to campaign against a proposed referendum to allow a casino to be opened in the State of Rhode Island.

Costs in relation to the reorganisation of subsidiaries

Costs of £1.1m were incurred in 2004 by the US Gaming Division, principally in relation to the reorganisation of the US Gaming Division and legal and tax advice arising from the ongoing Lincoln Park Litigation.

Costs in relation to the indictment issued in Rhode Island

Costs of £1.5m (2003: £1.2m; 2002: £0.4m) were incurred in 2004 by the US Gaming Division as a result of the investigation by a Federal Grand Jury in Rhode Island and the subsequent issue of an indictment. The costs primarily comprise legal fees.

2 Net assets

	As at 31 December 2004
	£'000
Net assets excluding inter-company and cash balances	91,419
Net inter-company balances with Retained Group	(357)
Cash	11,298
Net assets	102,360

PART IV

ADDITIONAL INFORMATION

1. Responsibility

The Directors of Wembley, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and Registered Office

The Directors and their respective functions are as follows:

Claes Hultman	Chairman
Mark Elliott	Chief Executive
Eric Tracey	Finance Director
Neil Chisman	Non-Executive Director
Peter Harris	Non-Executive Director
Robert Liguori	Non-Executive Director

The registered office of Wembley is Elvin House, Stadium Way, Wembley HA9 0DW, United Kingdom.

3. Directors' and other interests

(a) ***Shareholdings and dealings***

(i) The interests at 17 June 2005 (being the latest practicable date prior to the publication of this document) of each Director in securities of the Company which:

(A) have been notified by each Director to the Company pursuant to sections 324 or 328 of the Companies Act;

(B) are required to be entered in the register of Directors' interests maintained under section 325 of the Companies Act; or

(C) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (A) or (B) above and the existence of which is known or could with reasonable diligence be ascertained by that Director,

are shown below (all of which are beneficially owned unless otherwise stated):

Name	Number of Wembley Shares	Percentage of Issued Ordinary Share Capital
Claes Hultman	25,000	0.07
Mark Elliott	8,000	0.02
Neil Chisman	26,891	0.08
Peter Harris	10,000	0.03

(ii) Mark Elliott is the only Director to have any interests in options over unissued Shares under the terms of the Wembley Share Option Schemes (each granted for nil consideration) as at 17 June 2005, as stated below:

(1) The Wembley 1995 Executive Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
1,958	05.03.02	6.560
2,566	19.08.02	6.685

(2) The Wembley 1996 Unapproved Executive Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
23,612	19.08.02	6.685
98,048	09.09.04	6.5325
69,620	23.03.05	7.900

(3) The Wembley plc Savings Related Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
2,713	01.06.02	6.100

Save as disclosed above, no Director nor any person connected to any Director has any interest in the share capital of Wembley or any of its subsidiaries.

(b) ***Directors' service contracts***

The executive directors have entered into service agreements with the Company as follows:

Name	Date of contract	Unexpired term	Notice period from Company	Notice period from director	Current annual salary
Mark Elliott	06.12.04	terminate on notice	12 months	12 months	£275,000
Eric Tracey	03.12.04	terminate on notice	none	90 days	£200,000

Details of the executive directors' service agreements with the Company are set out below.

Mark Elliott

(i) Mr Elliott became a director of the Company in October 1998. On 6 December 2004 Wembley entered into a service agreement with Mark Elliott pursuant to which he was appointed as Chief Executive with effect from 1 January 2005 and receives a salary of £275,000 per annum. Mr Elliott is entitled to a car allowance of £1,500 per month and to private medical insurance, long-term disability insurance and life cover together with such other benefits as may be made generally available to senior executives of Wembley. Mr Elliott is entitled to participate in the Wembley 1989 Retirement Benefit Scheme under which he is entitled to special terms with a normal retirement date of age 60 and an enhanced rate of pension accrual. He also receives an additional pension contribution by way of salary supplement. Mr Elliott is entitled to participate in the Wembley discretionary bonus scheme based on targets set by the Board at the beginning of each year and is entitled to participate in and receive awards under the Wembley Share Option Schemes. Mr Elliott is also entitled to be reimbursed all reasonable business expenses.

(ii) Mr Elliott's service agreement is terminable upon twelve months' notice in writing by either Wembley or Mr Elliott, provided that the notice required to be given by Wembley is twenty-four months following a change of control (as defined in section 840 of the Income and Corporation Taxes Act 1988) of Wembley.

(iii) Wembley may terminate the service agreement immediately on written notice provided that compensation is payable to Mr Elliott in lieu of notice equal to 95 per cent. of one year's remuneration, together with a sum equal to 95 per cent. of the value of one year's contractual benefits. Remuneration for this purpose is the combination of the highest annual base salary in any of the previous three years plus the highest bonus received in any of the previous three years.

(iv) Subject to Completion of the Transaction and the commencement of the Proposed Winding-Up, Mr Elliott has agreed to cancel an entitlement under his service agreement to receive an enhanced severance payment in the event his employment is terminated following a change of control.

(v) Mr Elliott is subject to employment restrictions for twelve months post-termination.

Eric Tracey

(i) On 3 December 2004 Wembley entered into a service agreement with Eric Tracey pursuant to which he was appointed as Finance Director with effect from 1 January 2005 when he became a director of the Company and receives a salary of £200,000 per annum. Mr Tracey is not entitled to any pension or other employee benefits (but is entitled to be reimbursed all reasonable business expenses).

(ii) Mr Tracey's service agreement is terminable by Mr Tracey upon 90 days' notice in writing and by Wembley at any time with immediate effect by a majority decision of the Board. In the event of such termination by Wembley, Mr Tracey is entitled to a fee of £200,000 together with any bonus which may be payable to him.

(iii) Mr Tracey is entitled to receive a bonus payable upon his departure from employment with Wembley following the occurrence of either the sale of Wembley or the sales of Lincoln Park, Inc. and either GRA Limited or Wembley USA, Inc. (the Group's Colorado operation). The amount of the bonus payable will be dependent upon the date on which either of these conditions is satisfied:

On or before 30 June 2005	£100,000
On or after 1 July 2005 but on or before 31 December 2005	£200,000
On or after 1 January 2006 but on or before 30 June 2006	£300,000

The Board of Wembley may pay a discretionary bonus upon Mr Tracey's departure from Wembley where the Board has decided not to pursue the strategy of selling either the shares or substantially the whole of the business or assets of Wembley to adequately reflect his contribution towards the circumstances that have helped achieve this change in strategy.

(iv) Mr Tracey is subject to employment restrictions for twelve months post-termination.

Details of the non-executive directors' appointments by the Company are set out below.

Claes Hultman

Claes Hultman became a director of the Company in May 1995. His current appointment as Chairman of the Board commenced on 1 January 2005. Mr Hultman's services to the Company are provided through a service company, City Reset Limited. Under the terms of his appointment, he receives (through City Reset Limited) fees of £120,000 plus VAT per annum (increasing to £150,000 plus VAT per annum with effect from 1 July 2005), such fees to be reviewed periodically by the Remuneration Committee. His services are expected to be required for approximately four days per month and, to the extent that this is consistently and significantly exceeded, he will be paid for additional days at £2,500 per day. City Reset Limited will be reimbursed for all Mr Hultman's travelling and hotel expenses reasonably incurred in the proper performance of his services to the Company. In addition, a payment of £12,000 per annum will be made by the Company to City Reset Limited in respect of office expenses. Mr Hultman received a bonus of £80,000 in connection with the successful sale of GRA Limited and is eligible for a bonus of £120,000 on the satisfactory sale of either Wembley or the US Gaming Division before 31 December 2005.

Mr Hultman is a member of the Nomination, Remuneration and Audit Committees, for which he receives no additional remuneration.

Mr Hultman's appointment will continue unless and until terminated by written notice. Mr Hultman may resign as a director at any time upon giving written notice to the Board, which would terminate his appointment forthwith. The Company may terminate his appointment by twelve months' notice to City Reset Limited.

Neil Chisman

Neil Chisman became a director of the Company in May 1999. His current appointment as a non-executive director is for a maximum term of three years and commenced on 10 May 2005. Under the terms of his appointment, he is paid a fee of £27,300 gross per annum as a member of the Board, £1,550 gross per annum for membership of the Remuneration Committee and £3,600 gross per annum for membership and chairmanship of the Audit Committee. His membership of the Nomination Committee does not attract an additional fee. Mr Chisman is also reimbursed for all reasonable and properly documented expenses he incurs in performing the duties of his office. The appointment letter notes that non-executive directors are typically expected to serve two

three-year terms, although the Board may invite Mr Chisman to serve an additional period. Mr Chisman's appointment is terminable by and at the discretion of either him or the Company on three months' written notice.

Peter Harris

Peter Harris became a director of the Company in May 1999. His current appointment as a non-executive director is for a maximum term of three years and commenced on 10 May 2005. Under the terms of his appointment, he is paid a fee of £27,300 gross per annum as a member of the Board and a further £1,550 gross per annum for membership of the Audit Committee and £3,600 gross per annum for membership and chairmanship of the Remuneration Committee. His membership of the Nomination Committee does not attract an additional fee. Mr Harris is also reimbursed for all reasonable and properly documented expenses he incurs in performing the duties of his office. The appointment letter notes that non-executive directors are typically expected to serve two three-year terms, although the Board may invite Mr Harris to serve an additional period. Mr Harris's appointment is terminable by and at the discretion of either him or the Company on three months' written notice.

Robert Liguori

Robert Liguori was appointed as a non-executive director on 1 December 2004 for an initial term of three years, commencing on 1 January 2005. Under the terms of his appointment, he is paid a fee of $50,000 gross per annum as a member of the Board and a further $2,000 gross per annum for membership of each of the Audit and Remuneration Committees. His membership of the Nomination Committee does not attract an additional fee. Mr Liguori is also reimbursed for all reasonable and properly documented expenses he incurs in performing the duties of his office, including business class air travel for himself from the United States of America. The appointment letter notes that non-executive directors are typically expected to serve two three-year terms, although the Board may invite Mr Liguori to serve an additional period. Mr Liguori's appointment is terminable by and at the discretion of either him or the Company on three months' written notice.

(c) ***Disclosure of Directors' interests in transactions***

(i) No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions, contains or contained unusual terms or which is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

(ii) The Remuneration Committee of the Board has decided to award Mark Elliott a one-off discretionary bonus of approximately £380,000 in recognition of his exceptional contribution both to the Transaction and the Proposed Winding-Up. This bonus will be payable if and when Shareholders approve the Proposed Winding-Up.

(d) ***Incentive Plan***

The Incentive Plan is a short-term incentive plan designed to reward certain Wembley employees who it is anticipated will remain employed by Wembley following the Proposed Sale. Under the terms of the Incentive Plan, each participant will be entitled to a cash bonus on Closing. This will be calculated by reference to the unexercised outstanding options held at Closing by the relevant participant under the Wembley Share Option Schemes (other than options granted after 1 January 2005). The cash bonus payable to each participant in respect of each such option will be the difference between the closing price of the Shares on the date of the EGM and the exercise price per Share multiplied by the number of Shares subject to the relevant outstanding option (the number of Shares taking into account, in the case of options granted under the Wembley plc Savings Related Share Option Scheme, savings made to the date of the EGM under the participant's related savings contract). Payment will be made to participants as soon as reasonably practicable following receipt of the sale proceeds from BLB, as a result of which the relevant options will lapse. A participant must normally remain an employee of Wembley in order to receive a bonus unless he or she has ceased to be employed in particular circumstances including redundancy or retirement. If certain corporate events occur, such as a takeover of Wembley, bonuses will be paid as soon as possible after the relevant event. Mr Elliott will be entitled to receive approximately £257,000 under these arrangements (assuming a closing share price on the date of the EGM in the middle of the 840 to 880 pence per Share range set out in paragraph 8 of Part I of this document). If Closing does not occur by 31 December 2005, the Incentive Plan will cease to exist.

(e) ***Share Options***

As at 17 June 2005 (being the latest practicable date prior to the publication of this document) there were approximately 0.9 million options outstanding under the Wembley Share Option Schemes, representing approximately 2.5 per cent. of the Company's issued share capital as at that date. Assuming that none of the existing options over ordinary shares are exercised, the outstanding options over ordinary shares will represent approximately 3.2 per cent. of the Company's issued ordinary share capital on the assumption that the authority to repurchase BLB's Shares granted pursuant to Resolution 1 in the Notice of Extraordinary Meeting included at the end of this document is exercised in full.

4. Substantial Shareholders

As at 17 June 2005 (being the latest practicable date prior to the publication of this document), in so far as is known to Wembley and based on a current issued share capital of 35,688,759 Shares, the only persons directly or indirectly interested in three per cent. or more of the issued share capital of Wembley are as follows:

Shareholder	Shares	Percentage Shareholding	Projected Shareholding Post Completion*
BLB Investors, LLC	7,732,500	21.67%	0%
Citigroup Asset Management	3,005,076	8.42%	10.75%
JP Morgan Fleming Securities	2,737,136	7.67%	9.79%
Goldman Sachs Asset Management	2,170,867	6.08%	7.77%
UBS Investment Bank	1,959,755	5.49%	7.01%
Deutsche Bank	1,955,507	5.48%	6.99%
Schroder Investment Management	1,466,018	4.11%	5.24%
Fidelity Investment Management	1,424,296	3.99%	5.09%
Merrill Lynch Investment Managers SL	1,383,002	3.88%	4.95%
Legal & General Investment Management	1,281,805	3.59%	4.59%

* Post Completion percentages have been calculated on the basis that BLB's shares have been repurchased and cancelled and assumes no sales or purchases by the named shareholders in the intervening period.

5. Material Contracts

5.1 *Retained Group*

Save for the contracts described below in this paragraph 5.1, there have been no contracts entered into by a member of the Retained Group other than in the ordinary course of business (i) during the two years immediately preceding the date of this document which are or may be material; or (ii) at any time which contain any provision under which any member of the Retained Group has any obligation or entitlement which is material to the Retained Group as at the date of this document:

5.1.1 The stock purchase agreement dated as of 7 February 2005 (as amended on 6 April 2005 by Amendment Agreement No. 1 and as further amended on 21 June 2005 by Amendment Agreement No. 2) by and among BLB, BLB Worldwide, Wembley, Wembley Holdings and Wembley, Inc., the principal terms of which are described in Part II of this document.

5.1.2 The share purchase agreement dated 26 February 2005 made between Wembley and GRA Acquisition Limited, pursuant to which Wembley sold to GRA Acquisition Limited the entire issued share capital in Wembley's wholly-owned subsidiary, GRA Limited. GRA Limited was the owner of all of the Group's UK operations. The purchase price for the shares comprised £49.4 million in cash and loan repayments to the Group (subject to adjustments). The transaction completed on 4 March 2005. The purchase price was subsequently reduced by £0.6 million following agreement of completion accounts resulting in an accounting book loss of around £2.2 million, before taking into account the effect of the sale of the UK Gaming Division on Wembley's defined benefit pension scheme (details of which are provided on page 10).

Under this Agreement, Wembley undertook to be bound by standard restrictions which will prevent it from being involved in or acquiring a business which competes with the business of GRA Limited as then carried on for a period of three years from completion. It also undertook certain standard

commitments not to solicit or entice away from GRA Limited customers and employees of GRA Limited for a period of three years from completion.

Wembley gave only very limited warranties to the purchaser in connection with the sale of the shares, namely that it had the requisite power, capacity and authority to undertake the sale and regarding its good and unencumbered title to the shares being sold to the purchaser. These warranties were not subject to a specified limitation period in the agreement.

5.2 *US Gaming Division*

Save for the contracts described below and the contract described under paragraph 5.1.1 above, there have been no contracts entered into by the US Gaming Division other than in the ordinary course of business (i) during the two years immediately preceding the date of this document which are or may be material; or (ii) at any time which contain any provision under which the US Gaming Division has any obligation or entitlement which is material to the US Gaming Division as at the date of this document:

5.2.1 A Funding Agreement, effective as of 23 January 2004, was entered into between Lincoln Park, Inc. and the United States, acting by and through the US Attorney for the District of Rhode Island, in connection with the Lincoln Park Litigation.

Pursuant to this Agreement, the US Attorney confirmed that $8 million was the maximum aggregate fine that would be sought against Lincoln Park, Inc. under the Lincoln Park Litigation and accordingly Lincoln Park, Inc. agreed to deposit $8 million (the Escrow Amount) into an escrow account to be administered by Wachovia Bank, National Association (the **"Agent"**) on the terms of the Escrow Agreement described in sub-paragraph 5.2.2 below.

The US Attorney has agreed that, in the event that Lincoln Park, Inc. is subject to a guilty verdict and a fine is assessed against Lincoln Park, Inc., the US Attorney's sole recourse will be to seek payment of any fines from the Escrow Amount. Other than any rights or claims to the Escrow Amount, the US Attorney has agreed not to assert any rights or claims to any property of UTGR, Lincoln Park, Inc. or any entity controlling or controlled by Lincoln Park, Inc. and their respective successors and assigns. The US Attorney has also waived any objections to the Lincoln Park Reorganisation and the related transactions contemplated in this document.

As mentioned in Part 1 of this document, the amount currently held in the escrow account is $3 million.

5.2.2 An Escrow Agreement, effective as of 23 January 2004 and entered into between Lincoln Park, Inc., the United States, acting by and through the US Attorney for the District of Rhode Island, and the Agent, governs how the Agent shall hold and disburse any monies from the Escrow Amount. The Agent shall only disburse the Escrow Amount upon a joint written direction from the representatives of Lincoln Park, Inc. and the US Attorney for the District of Rhode Island. The Escrow Agreement remains in effect until the disposition of all the charges against Lincoln Park, Inc. in connection with the Lincoln Park Litigation.

6. Litigation

6.1 *Retained Group*

Save for the Lincoln Park Litigation, full details of which are set out in paragraph 3 of the Chairman's letter in Part I of this document, no member of the Retained Group is or has been engaged in any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of this document, a significant effect on its financial position, nor, so far as the Board is aware, are any such proceedings pending or threatened.

6.2 *US Gaming Division*

Save as disclosed below, no member of the US Gaming Division is or has been engaged in any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of this

document, a significant effect on its financial position nor, so far as the Board is aware, are any such proceedings pending or threatened:

6.2.1 Patricia Emerson was an employee of Wembley USA, Inc. from 1990 until she resigned in December 2002. She has commenced legal proceedings against Wembley, Inc., Wembley USA, Inc. and its chief executive officer, asserting that they discriminated and retaliated against her because of her gender. She also asserts claims for libel and slander, breach of contract, wrongful discharge in violation of public policy, violation of the Freedom of Legislative and Judicial Access Act and outrageous conduct. She seeks an unspecified amount of damages. The defendants have denied liability and continue to vigorously defend the claims.

7. United Kingdom Taxation

The following summarises the UK taxation treatment of holders of Shares. It is based on current UK legislation and published Inland Revenue practice and applies only to Shareholders who are resident or (if individuals) ordinarily resident in the UK for UK tax purposes and who hold their Shares as an investment (otherwise than under a personal equity plan or an individual savings account) and not as trading stock and who are the beneficial owners of those Shares. Shareholders who are in any doubt as to their taxation position or who may be subject to taxation in a jurisdiction other than the UK should consult an appropriate professional adviser.

7.1 *Special Dividend*

(a) Under current UK tax legislation, no tax is withheld from dividend payments made by the Company.

(b) An individual Shareholder resident for tax purposes in the UK will generally be entitled to a tax credit in respect of any dividend received from the Company and will be charged to income tax on the aggregate of the dividend and the tax credit (the **"gross dividend"**). The value of the tax credit is one ninth of the dividend received (or ten per cent. of the gross dividend).

(c) In the case of an individual resident for tax purposes in the UK who is either not liable to income tax or liable at the starting, lower and basic rates only, there will be no further tax to pay. A UK resident individual who is liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against part of this liability, reducing the income tax payable to 22.5 per cent. of the gross dividend. In general, a UK resident shareholder who is not liable to income tax on the dividend (or part of it) is not able to claim payment of the tax credit in cash from the Inland Revenue.

(d) UK resident trustees of discretionary trusts are liable to income tax on UK company dividends at 25 per cent. of the gross dividend. After taking into account the 10 per cent. tax credit, the trustees will be liable to pay additional income tax of 15 per cent. of the gross dividend.

(e) A UK resident corporate Shareholder will not normally be liable to UK taxation on any dividend received. UK resident corporate Shareholders (including authorised unit trusts and open-ended investment companies) and pension funds are not entitled to payment in cash of the related tax credit.

(f) Whether Shareholders who are resident for tax purposes in countries other than the UK are entitled to the whole or a proportion of the tax credit in respect of dividends on their Shares depends in general upon the provisions of any double taxation convention or agreement which exists between such countries and the UK. However, in general, cash payments are not recoverable from the Inland Revenue in respect of tax credits.

7.2 *Distributions pursuant to the Proposed Winding-Up*

UK resident Shareholders may be subject to tax on chargeable gains in respect of distributions received by them pursuant to the Proposed Winding-Up which may, depending on personal circumstances, result in a capital gain/loss being realised.

8. Lincoln Park Reorganisation

The following contracts are expected to be entered into prior to Closing in order to implement the Lincoln Park Reorganisation:

(a) Lincoln Park, Inc. Merger Plan

Pursuant to the Lincoln Park, Inc. merger plan to be entered into between Lincoln Park, Inc. and LPRI, L.L.C., a Rhode Island limited liability company (**"LPRI"**) wholly-owned by UTGR, Lincoln Park, Inc. will be merged into LPRI, such that Lincoln Park, Inc. will cease to exist as a separate legal entity. The merger plan, which will be governed by Rhode Island law, will take effect once articles of merger are filed with the Secretary of State of Rhode Island.

(b) Assignment and Distribution Agreement

Pursuant to the Assignment and Distribution Agreement to be entered into between LPRI (the successor to Lincoln Park, Inc. as owner of the Lincoln Park facility) and UTGR, LPRI will agree to transfer to UTGR all of its assets and properties, including the Lincoln Park facility, subject to LPRI retaining the $3 million cash (and accrued interest) deposited in the escrow account associated with the Lincoln Park Litigation and its rights under the Funding Agreement and the Escrow Agreement described in paragraphs 5.2.1 and 5.2.2 of this Part IV above.

(c) Assumption Agreement

Pursuant to the Assumption Agreement to be entered into between LPRI and UTGR, UTGR will agree to assume all of the liabilities of LPRI and each of its predecessors in interest, except for any liabilities or obligations of LPRI arising out of (i) the indictment in respect of the Lincoln Park Litigation; and (ii) the Funding Agreement and the Escrow Agreement described in paragraphs 5.2.1 and 5.2.2 of this Part IV above, and to indemnify and hold LPRI and its predecessors in interest harmless from such liabilities. UTGR will also agree to certain restrictions on its ability to transfer its assets until the earlier to occur of (a) one year following the date of the Assumption Agreement; and (b) the satisfaction of the assumed liabilities.

(d) Separation Agreement

Pursuant to the Separation Agreement to be entered into between UTGR and Wembley, UTGR will agree to sell all of its membership interest in LPRI to Wembley for $1.00.

(e) LPRI Indemnity

Pursuant to the LPRI Indemnity, in consideration of LPRI entering into the Assignment and Distribution Agreement and the Assumption Agreement referred to above, Wembley will provide LPRI with up to $2 million to meet the future funding costs of the Lincoln Park Litigation. Wembley will also agree to indemnify LPRI against any liabilities retained by it under the Assumption Agreement referred to above up to a maximum of $10 million.

9. Advisers' consents and related matters

9.1 Hawkpoint Partners Limited has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

9.2 Merrill Lynch International has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

9.3 Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch International, is a prospective lender to BLB Worldwide in connection with the financing of the Proposed Sale.

10. Significant Changes

10.1 *Retained Group*

Save as disclosed in this document in relation to the sale of GRA Limited, the terms of which are summarised at paragraph 5.1.2 of this Part IV, there has been no significant change in the financial or trading position of the Retained Group since 31 December 2004, the date to which the latest audited report and accounts of the Company were prepared.

10.2 *US Gaming Division*

There has been no significant change in the financial or trading position of the US Gaming Division which has occurred since 31 December 2004, the date to which the latest audited report and accounts of the Company were prepared and as set out in Part III of this document.

11. Working Capital

The Board is of the opinion that the working capital available to the Retained Group is sufficient for its present requirements, that is for at least the next 12 months from the date of this document.

12. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including the date of the EGM, and at the EGM itself:

(a) the Stock Purchase Agreement, Amendment Agreement No. 1 and Amendment Agreement No. 2;

(b) the draft Share Repurchase Agreement;

(c) the memorandum and articles of association of Wembley;

(d) each of the material contracts listed in paragraph 5 of Part IV of this document;

(e) each of the directors' service contracts listed in paragraph 3 of Part IV of this document;

(f) the consolidated audited accounts of the Company and its subsidiaries for each of the three financial years preceding publication of this document;

(g) the consent letters referred to in paragraph 9 of Part IV of this document; and

(h) this document.

Dated: 23 June 2005

DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"Act"	the Companies Act 1985
"Amendment Agreement No. 1"	the agreement amending the Stock Purchase Agreement between each of the parties to the Stock Purchase Agreement, dated 6 April 2005
"Amendment Agreement No. 2"	the agreement amending the Stock Purchase Agreement between each of the parties to the Stock Purchase Agreement, dated 21 June 2005
"BLB"	BLB Investors, LLC, a Delaware limited liability company, and, where the context requires, references to BLB shall include references to any affiliates or associates of BLB
"BLB Worldwide" or the "Purchaser"	BLB Worldwide Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of BLB
"Business Day"	a day other than a Saturday, Sunday or public holiday in England and Wales
"Closing"	completion of the Proposed Sale in accordance with the Stock Purchase Agreement
"Closing Date"	the date when the Closing occurs
"Company's Registrars"	Computershare Investor Services PLC of The Pavilions, Bridgwater Road, Bristol, BS99 3FA
"Completion"	completion of the Transaction (such that both the Closing in accordance with Stock Purchase Agreement and the completion of the Share Repurchase in accordance with the Share Repurchase Agreement shall have occurred)
"Deferred Consideration"	a promissory note in the sum of up to $116 million payable by BLB to Wembley Holdings upon completion of the Proposed Sale
"EGM", "Extraordinary General Meeting" or "Meeting"	the Extraordinary General Meeting of Wembley to be held at Wembley Plaza Hotel, Empire Way, Wembley HA9 8DS at 10:00 a.m. on 18 July 2005
"Form of Proxy"	the enclosed form of proxy for use in connection with the Extraordinary General Meeting
"FSMA"	the Financial Services and Markets Act 2000
"Group"	Wembley plc and its subsidiaries
"Inland Revenue"	UK Inland Revenue and from 18 April 2005, HM Revenue & Customs
"Lincoln Park"	the trading operation at Lincoln Park, Rhode Island
"Lincoln Park, Inc."	Lincoln Park, Inc., a Rhode Island corporation and an indirect wholly-owned subsidiary of Wembley
"Lincoln Park Litigation"	the indictment (CR. No. 03-081 ML) (and any superseding indictment) against *inter alia* Lincoln Park, Inc. issued by the United States District Court for the District of Rhode Island
"Lincoln Park Reorganisation"	the reorganisation of Wembley's interests in the Lincoln Park business to be implemented in the form described in paragraph 8 of Part IV of this document
"Listing Rules"	the listing rules of the United Kingdom Listing Authority

"Long Term Deal"	a long-term revenue-sharing arrangement between UTGR and/or its affiliates and the relevant Rhode Island legislative and regulatory authorities in relation to the Lincoln Park facility
"Official List"	has the meaning given in the UKLA manual of guidance to the Listing Rules
"Proposed Sale"	the proposed sale of the entire issued and outstanding share capital of Wembley, Inc. by Wembley Holdings Limited pursuant to the Stock Purchase Agreement
"Proposed Winding-Up"	a proposed solvent members' voluntary liquidation of the Company
"Remuneration Committee"	the remuneration committee of the Board
"Resolutions"	the resolutions contained in the notice of EGM set out at the end of this document
"Retained Group"	Wembley plc and its subsidiaries following Closing and Completion
"Rhode Island State Legislature"	the Senate and House of Representatives of the State of Rhode Island
"Shares"	ordinary shares of £1 each in the capital of Wembley
"Shareholders"	the holders of Shares in the capital of Wembley
"Share Repurchase"	the proposed off-market repurchase of ordinary shares in the capital of the Company held by BLB pursuant to the Share Repurchase Agreement
"Share Repurchase Agreement" ..	the agreement proposed to be entered into between BLB and Wembley in relation to the Share Repurchase
"Share Repurchase Price"	the aggregate purchase price at which BLB's shares in the Company are to be repurchased under the Share Repurchase Agreement
"Special Dividend" and "Special Dividend Proposal"	the special dividend of up to 325 pence per Share and the proposal to pay it as described in this document
"Stock Purchase Agreement"	the agreement for the sale and purchase of Wembley, Inc. between Wembley Holdings, Wembley, Wembley, Inc., the Purchaser and BLB Investors, LLC dated as of 7 February 2005 and as amended by Amendment Agreement No. 1 and Amendment Agreement No. 2, further details of which are set out in Part II of this document
"Transaction"	the sale by Wembley of its US Gaming Division to BLB, including the repurchase of BLB's shareholding in Wembley on the terms and subject to the conditions set out in the Stock Purchase Agreement and the Share Repurchase Agreement
"UKLA"	United Kingdom Listing Authority
"UK Gaming Division"	GRA Limited, together with its wholly-owned subsidiary Perry Barr Greyhound Racing Club Limited, comprising Wembley's former operations in the UK
"US Gaming Division"	Wembley, Inc., together with its subsidiaries, comprising Wembley's operations in Rhode Island and Colorado, but excluding Lincoln Park, Inc., following the completion of the Lincoln Park Reorganisation
"UTGR"	UTGR, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Wembley
"VLT"	video lottery terminal
"Wembley" or the "Company" ..	Wembley plc

"Wembley Board", "Board" or "Directors"	the board of directors of Wembley whose names are set out in Part IV of this document
"Wembley Share Option Schemes"	all or (where the context permits) any of (i) The Wembley 1995 Executive Share Option Scheme; (ii) The Wembley 1996 Unapproved Executive Share Option Scheme; and (iii) The Wembley plc Savings Related Share Option Scheme
"Wembley Holdings"	Wembley Holdings Limited, a company incorporated in England and Wales with registered number 01013969 and a wholly-owned subsidiary of the Company
"Wembley, Inc."	Wembley, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Wembley
'$" or "dollar"	United States dollars, the lawful currency of the United States of America for the time being
'£", "GBP" or "pound"	pounds sterling, the lawful currency of the United Kingdom for the time being

For the purposes of this document, "subsidiaries" and "associated undertakings" are to be construed in accordance with the Act.

WEMBLEY PLC
(Registered in England and Wales with number 226267)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Wembley plc will be held at Wembley Plaza Hotel, Empire Way, Wembley HA9 8DS at 10:00 a.m. on 18 July 2005 for the purpose of considering and, if thought fit, passing the following resolutions, of which resolution 1 will be proposed as a special resolution and resolution 2 will be proposed as an ordinary resolution:

SPECIAL RESOLUTION

1. **THAT:**

1.1 the disposal of Wembley's 100 per cent. interest in Wembley, Inc. to BLB Worldwide Holdings Inc. (the **"Disposal"**) pursuant to the Stock Purchase Agreement dated as of 7 February 2005 between BLB Investors, LLC, BLB Worldwide Holdings, Inc, Wembley plc, Wembley Holdings Limited and Wembley, Inc. (as amended by Amendment Agreement No. 1 and Amendment Agreement No. 2 between each of the parties to such Stock Purchase Agreement) (the Stock Purchase Agreement, Amendment Agreement No. 1 and Amendment Agreement No. 2, together the **"Stock Purchase Agreement"**), as described in the circular to shareholders of the Company dated 23 June 2005 (the **"Circular"**) be and is hereby approved and that the Directors be and are hereby authorised to agree any matter required in accordance with the Stock Purchase Agreement as they think fit, to exercise the rights of the Company and its subsidiaries under the Stock Purchase Agreement as they think fit and to vary, amend or extend any of the terms of the Stock Purchase Agreement as they think fit (provided that any such variation, amendment or extension is not material in the context of the Disposal as a whole) and to take such steps on behalf of the Company and its subsidiaries as they may consider necessary or desirable to satisfy the conditions of the Stock Purchase Agreement and to complete and carry such transactions into effect; and

1.2 the Company be specifically and unconditionally authorised for the purposes of section 165 of the Companies Act 1985 and Chapters 11 and 15 of the Listing Rules of the United Kingdom Listing Authority to enter into a share repurchase agreement with BLB Investors, LLC, a copy of which is tabled, initialled by the chairman of the meeting for the purposes of identification only (the **"Agreement"**) and pursuant to which the Company shall make an off-market purchase (within the meaning of Section 163(1) of the Act) of 7,732,500 ordinary shares of £1 each in the capital of the Company from BLB Investors, LLC in accordance with the terms and conditions of the Agreement, provided that this authority shall expire at midnight on 31 December 2006 and the Directors be severally authorised to execute all documents and to do all things as they consider necessary or desirable in connection with the Agreement.

ORDINARY RESOLUTION

2. THAT conditional on: (1) the passing of resolution 1; (2) the Disposal completing in the manner contemplated in the Stock Purchase Agreement; and (3) the board of Directors of the Company resolving: (a) that the Company has sufficient distributable profits available for distribution as defined in section 263(3) of the Companies Act 1985; and (b) that it is prudent to do so, the Directors be and are hereby authorised to pay a special interim dividend of up to 325 pence per Share.

23 June 2005

Registered office:
Elvin House
Stadium Way
Wembley HA9 0DW

By order of the board
Diana Bromley
Secretary

Notes

1. A member entitled to attend and vote at the Meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. You may, if you wish, delete the words "the Chairman of the Meeting or" and substitute the names(s) of your choice. Please initial any such alteration.

2. To be valid, the Form of Proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited with the Company's Registrars, at the address on the reverse, not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting.

3. Completion and return of a Form of Proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting.

4. The Company specifies, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, that only those persons entered on the Register of Members of the Company at 6.00 p.m. on 16 July 2005 shall be entitled to attend and vote at the Extraordinary General Meeting in respect of the number of Shares registered in their name at that time. Changes to entries on the Register after that time will be disregarded in determining the rights of any person to attend and vote at the Extraordinary General Meeting.